SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

_____________

Under the Securities Exchange Act of 1934

SCHEDULE 13G/A

(Amendment No. 1)

INFORMATION  STATEMENTS PURSUANT TO RULES 13d-1 AND 13d-2
UNDER THE SECURITIES EXCHANGE ACT OF 1934

TRONOX INCORPORATED
(Name of Issuer)

Class B Common Stock, $0.01 par value
(Title of Class of Securities)

897051108
(CUSIP Number)

December 31, 2008
(Date of Event Which Requires Filing of this Statement)

                Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐    Rule 13d-1(b)

☒  Rule 13d-1(c)

☐   Rule 13d-1(d)

CUSIP No. 129915203		SCHEDULE 13G	Page 2 of 13 Pages
1	NAME OF REPORTING PERSON LaGrange Capital Partners, L.P. S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON 13-4106878
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY	5	SOLE VOTING POWER 1,339,635
OWNED BY EACH REPORTING	6	SHARED VOTING POWER 0
PERSON WITH	7	SOLE DISPOSITIVE POWER 1,339,635
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,339,635
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.9%
12	TYPE OF REPORTING PERSON PN

CUSIP No. 129915203		SCHEDULE 13G	Page 3 of 13 Pages
1	NAME OF REPORTING PERSON LaGrange Capital Management, L.L.C. S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON 13-4107863
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY	5	SOLE VOTING POWER 1,339,635
OWNED BY EACH REPORTING	6	SHARED VOTING POWER 0
PERSON WITH	7	SOLE DISPOSITIVE POWER 1,339,635
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,339,635
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.9%
12	TYPE OF REPORTING PERSON IA

CUSIP No. 129915203		SCHEDULE 13G	Page 4 of 13 Pages
1	NAME OF REPORTING PERSON LaGrange Capital Partners Offshore Fund, Ltd. S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON 20-4630745
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY	5	SOLE VOTING POWER 1,339,635
OWNED BY EACH REPORTING	6	SHARED VOTING POWER 0
PERSON WITH	7	SOLE DISPOSITIVE POWER 1,339,635
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,339,635
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.9%
12	TYPE OF REPORTING PERSON* CO

129915203		SCHEDULE 13G	Page 5 of 13 Pages
1	NAME OF REPORTING PERSON LaGrange Capital Administration, L.L.C. S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON 73-1713931
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY	5	SOLE VOTING POWER 1,339,635
OWNED BY EACH REPORTING	6	SHARED VOTING POWER 0
PERSON WITH	7	SOLE DISPOSITIVE POWER 1,339,635
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,339,635
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.9%
12	TYPE OF REPORTING PERSON* IA

129915203		SCHEDULE 13G	Page 6 of 13 Pages
1	NAME OF REPORTING PERSON Frank LaGrange Johnson S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY	5	SOLE VOTING POWER 1,339,635
OWNED BY EACH REPORTING	6	SHARED VOTING POWER 0
PERSON WITH	7	SOLE DISPOSITIVE POWER 1,339,635
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,339,635
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.9%
12	TYPE OF REPORTING PERSON* IN

SCHEDULE 13G

Item 1(a).	Name of Issuer:

Tronox Incorporated

Item 1(b).	Address of Issuer's Principal Executive Offices:

One Leadership Square, Suite 300
211 N. Robinson Ave.
Oklahoma City, Oklahoma 73102

Item 2(a).	Name of Persons Filing:

(i) LaGrange Capital Partners, L.P.
(ii) LaGrange Capital Management, L.L.C.
(iii) LaGrange Capital Partners Offshore Fund, Ltd.
(iv) LaGrange Capital Administration, L.L.C.
(v) Frank LaGrange Johnson

(collectively, the "Reporting Persons" and each a "Reporting Person")

Item 2(b).	Address of Principal Business Office or, if none, Residence:

Each of the Reporting Persons has a business address at 570 Lexington Avenue, 27th Floor, New York, New York 10022.

Item 2(c).	Citizenship:

(i) LaGrange Capital Partners, L.P. Delaware
(ii) LaGrange Capital Management, L.L.C. Delaware
(iii) LaGrange Capital Partners Offshore Fund, Ltd. Cayman Islands
(iv) LaGrange Capital Administration, L.L.C. Delaware
(v) Frank LaGrange Johnson USA

Item 2(d).	Title of Class of Securities:

Class B Common Stock, $0.01 par value

Item 2(e).	CUSIP Number:

897051108

Item 3.	If this statement is filed pursuant to ss.ss. 240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

(a) ☐	Broker or Dealer Registered Under Section 15 of the Act (15 U.S.C. 78o)

(b) ☐	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C 78c)

(c) ☐	Insurance Company as defined in section 3(a)(19) of the Act (15 U.S.C 78c)

(d) ☐	Investment Company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 8oa-8)

(e) ☐	Investment Adviser in accordance with ss. 240-13d-1(b) (1) (ii) (E)

(f) ☐	Employee benefit plan or endowment fund in accordance with ss. 240.13d-1 (b) (1) (ii) (F)

(g) ☐	Parent Holding Company or control person in accordance with ss.240.13d-1 (b) (ii) (G)

(h) ☐	Saving Association as defined in ss.3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813)

(i) ☐	Church plan that is excluded from the definition of investment company under ss.3 (c) (25) of the Investment Company Act 0f 1940 (15 U.S.C. 80a-3)

(j) ☐	Group, in accordance with ss.240.13d-1 (b) (ii) (J).

Item 4.	Ownership.
(i)	LaGrange Capital Partners, L.P. (1)
(a)	Amount Beneficially Owned: 1,339,635

(b)	Percent of Class: 5.9%

(c)	Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote: 1,339,635

(ii) Shared power to vote or to direct the vote: 0

(iii) Sole power to dispose or to direct the disposition of: 1,339,635

(iv) Shared power to dispose or to direct the disposition of: 0
__________

(1)  LaGrange Capital Partners, L.P. directly beneficially owns 1,048,975 shares of Class B Common Stock. LaGrange Capital Management, L.L.C. is the general partner of LaGrange Capital Partners, L.P. LaGrange Capital Partners Offshore Fund, Ltd. directly beneficially owns 290,660 shares of Class B Common Stock. LaGrange Capital Administration, L.L.C. is the investment manager of LaGrange Capital Partners Offshore Fund, Ltd. Frank LaGrange Johnson is the sole member of both LaGrange Capital Management, L.L.C. and LaGrange Capital Administration, L.L.C. Frank LaGrange Johnson, by virtue of his relationship to LaGrange Capital Partners, L.P., LaGrange Capital Management, L.L.C., LaGrange Capital Partners Offshore Fund, Ltd., and LaGrange Capital Administration, L.L.C., may be deemed to beneficially own (as that term is defined in Rule 13d-3 under the Act) all of the shares of Class B Common Stock subject to this filing. LaGrange Capital Management, L.L.C. and LaGrange Capital Administration, L.L.C., by virtue of their respective relationships to LaGrange Capital Partners, L.P. and LaGrange Capital Partners Offshore Fund, Ltd., may also be deemed to beneficially own (as that term is defined in Rule 13d-3 under the Act) all of the shares of Class B Common Stock subject to this filing. The percentage of beneficial ownership of 5.9% (or 1,339,635 shares of Class B Common Stock) is based on 22,889,431 shares of Class B Common Stock that were outstanding as of October 31, 2008 (as set forth on the Issuer’s Form 10Q, filed on November 7, 2008 with the Securities and Exchange Commission).

(ii)	LaGrange Capital Management, L.L.C.(2)
	(a)	Amount Beneficially Owned: 1,339,635
	(b)	Percent of Class: 5.9%
	(c)	Number of shares as to which such person has:
		(i)	Sole power to vote or to direct the vote: 1,339,635
		(ii)	Shared power to vote or to direct the vote: 0
		(iii)	Sole power to dispose or to direct the disposition of: 1,339,635
		(iv)	Shared power to dispose or to direct the disposition of: 0

__________

(2)  LaGrange Capital Partners, L.P. directly beneficially owns 1,048,975 shares of Class B Common Stock. LaGrange Capital Management, L.L.C. is the general partner of LaGrange Capital Partners, L.P. LaGrange Capital Partners Offshore Fund, Ltd. directly beneficially owns 290,660 shares of Class B Common Stock. LaGrange Capital Administration, L.L.C. is the investment manager of LaGrange Capital Partners Offshore Fund, Ltd. Frank LaGrange Johnson is the sole member of both LaGrange Capital Management, L.L.C. and LaGrange Capital Administration, L.L.C. Frank LaGrange Johnson, by virtue of his relationship to LaGrange Capital Partners, L.P., LaGrange Capital Management, L.L.C., LaGrange Capital Partners Offshore Fund, Ltd., and LaGrange Capital Administration, L.L.C., may be deemed to beneficially own (as that term is defined in Rule 13d-3 under the Act) all of the shares of Class B Common Stock subject to this filing. LaGrange Capital Management, L.L.C. and LaGrange Capital Administration, L.L.C., by virtue of their respective relationships to LaGrange Capital Partners, L.P. and LaGrange Capital Partners Offshore Fund, Ltd., may also be deemed to beneficially own (as that term is defined in Rule 13d-3 under the Act) all of the shares of Class B Common Stock subject to this filing. The percentage of beneficial ownership of 5.9% (or 1,339,635 shares of Class B Common Stock) is based on 22,889,431 shares of Class B Common Stock that were outstanding as of October 31, 2008 (as set forth on the Issuer’s Form 10Q, filed on November 7, 2008 with the Securities and Exchange Commission).

(iii)	LaGrange Capital Partners Offshore Fund, Ltd. (3)
(a) Amount beneficially owned: 1,339,635
(b) Percent of class: 5.9%
(c) Number of shares as to which such person has:
(i) Sole power to vote or to direct the vote: 1,339,635
(ii) Shared power to vote or to direct the vote: 0
(iii) Sole power to dispose or to direct the disposition of: 1,339,635
(iv) Shared power to dispose or to direct the disposition of: 0
__________

(3)  LaGrange Capital Partners, L.P. directly beneficially owns 1,048,975 shares of Class B Common Stock. LaGrange Capital Management, L.L.C. is the general partner of LaGrange Capital Partners, L.P. LaGrange Capital Partners Offshore Fund, Ltd. directly beneficially owns 290,660 shares of Class B Common Stock. LaGrange Capital Administration, L.L.C. is the investment manager of LaGrange Capital Partners Offshore Fund, Ltd. Frank LaGrange Johnson is the sole member of both LaGrange Capital Management, L.L.C. and LaGrange Capital Administration, L.L.C. Frank LaGrange Johnson, by virtue of his relationship to LaGrange Capital Partners, L.P., LaGrange Capital Management, L.L.C., LaGrange Capital Partners Offshore Fund, Ltd., and LaGrange Capital Administration, L.L.C., may be deemed to beneficially own (as that term is defined in Rule 13d-3 under the Act) all of the shares of Class B Common Stock subject to this filing. LaGrange Capital Management, L.L.C. and LaGrange Capital Administration, L.L.C., by virtue of their respective relationships to LaGrange Capital Partners, L.P. and LaGrange Capital Partners Offshore Fund, Ltd., may also be deemed to beneficially own (as that term is defined in Rule 13d-3 under the Act) all of the shares of Class B Common Stock subject to this filing. The percentage of beneficial ownership of 5.9% (or 1,339,635 shares of Class B Common Stock) is based on 22,889,431 shares of Class B Common Stock that were outstanding as of October 31, 2008 (as set forth on the Issuer’s Form 10Q, filed on November 7, 2008 with the Securities and Exchange Commission).

(iv)	LaGrange Capital Administration, L.L.C. (4)
(a) Amount beneficially owned: 1,339,635
(b) Percent of class: 5.9%
(c) Number of shares as to which such person has:
(i) Sole power to vote or to direct the vote: 1,339,635
(ii) Shared power to vote or to direct the vote: 0
(iii) Sole power to dispose or to direct the disposition of: 1,339,635
(iv) Shared power to dispose or to direct the disposition of: 0
__________

(4) LaGrange Capital Partners, L.P. directly beneficially owns 1,048,975 shares of Class B Common Stock. LaGrange Capital Management, L.L.C. is the general partner of LaGrange Capital Partners, L.P. LaGrange Capital Partners Offshore Fund, Ltd. directly beneficially owns 290,660 shares of Class B Common Stock. LaGrange Capital Administration, L.L.C. is the investment manager of LaGrange Capital Partners Offshore Fund, Ltd. Frank LaGrange Johnson is the sole member of both LaGrange Capital Management, L.L.C. and LaGrange Capital Administration, L.L.C. Frank LaGrange Johnson, by virtue of his relationship to LaGrange Capital Partners, L.P., LaGrange Capital Management, L.L.C., LaGrange Capital Partners Offshore Fund, Ltd., and LaGrange Capital Administration, L.L.C., may be deemed to beneficially own (as that term is defined in Rule 13d-3 under the Act) all of the shares of Class B Common Stock subject to this filing. LaGrange Capital Management, L.L.C. and LaGrange Capital Administration, L.L.C., by virtue of their respective relationships to LaGrange Capital Partners, L.P. and LaGrange Capital Partners Offshore Fund, Ltd., may also be deemed to beneficially own (as that term is defined in Rule 13d-3 under the Act) all of the shares of Class B Common Stock subject to this filing. The percentage of beneficial ownership of 5.9% (or 1,339,635 shares of Class B Common Stock) is based on 22,889,431 shares of Class B Common Stock that were outstanding as of October 31, 2008 (as set forth on the Issuer’s Form 10Q, filed on November 7, 2008 with the Securities and Exchange Commission).

(v)	Frank LaGrange Johnson (5)
(a) Amount beneficially owned: 1,339,635
(b) Percent of class: 5.9%
(c) Number of shares as to which such person has:
(i) Sole power to vote or to direct the vote: 1,339,635
(ii) Shared power to vote or to direct the vote: 0
(iii) Sole power to dispose or to direct the disposition of: 1,339,635
(iv) Shared power to dispose or to direct the disposition of: 0
__________
(5) LaGrange Capital Partners, L.P. directly beneficially owns 1,048,975 shares of Class B Common Stock. LaGrange Capital Management, L.L.C. is the general partner of LaGrange Capital Partners, L.P. LaGrange Capital Partners Offshore Fund, Ltd. directly beneficially owns 290,660 shares of Class B Common Stock. LaGrange Capital Administration, L.L.C. is the investment manager of LaGrange Capital Partners Offshore Fund, Ltd. Frank LaGrange Johnson is the sole member of both LaGrange Capital Management, L.L.C. and LaGrange Capital Administration, L.L.C. Frank LaGrange Johnson, by virtue of his relationship to LaGrange Capital Partners, L.P., LaGrange Capital Management, L.L.C., LaGrange Capital Partners Offshore Fund, Ltd., and LaGrange Capital Administration, L.L.C., may be deemed to beneficially own (as that term is defined in Rule 13d-3 under the Act) all of the shares of Class B Common Stock subject to this filing. LaGrange Capital Management, L.L.C. and LaGrange Capital Administration, L.L.C., by virtue of their respective relationships to LaGrange Capital Partners, L.P. and LaGrange Capital Partners Offshore Fund, Ltd., may also be deemed to beneficially own (as that term is defined in Rule 13d-3 under the Act) all of the shares of Class B Common Stock subject to this filing. The percentage of beneficial ownership of 5.9% (or 1,339,635 shares of Class B Common Stock) is based on 22,889,431 shares of Class B Common Stock that were outstanding as of October 31, 2008 (as set forth on the Issuer’s Form 10Q, filed on November 7, 2008 with the Securities and Exchange Commission).

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of a Group.

Not applicable.

Item 10.	Certification.

By signing blow I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect.

SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated as of February 17, 2009
LaGrange Capital Partners, L.P.
By: LaGrange Capital Management, L.L.C., its General Partner By: /s/ Frank LaGrange Johnson Frank LaGrange Johnson, its sole Member

Dated as of February 17, 2009	LaGrange Capital Management, L.L.C.

By: /s/ Frank LaGrange Johnson Frank LaGrange Johnson, its sole Member

Dated as of February 17, 2009
LaGrange Capital Partners Offshore Fund, Ltd.

By: LaGrange Capital Administration, L.L.C., its Investment Manager By: /s/ Frank LaGrange Johnson Frank LaGrange Johnson, its sole Member

Dated as of February 17, 2009
LaGrange Capital Administration, L.L.C.
By: /s/ Frank LaGrange Johnson Frank LaGrange Johnson, its sole Member

Dated as of February 17, 2009
By: /s/ Frank LaGrange Johnson Frank LaGrange Johnson, its sole Member

EXHIBIT A

Agreement of Joint Filing

    Pursuant to 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended, the undersigned hereby confirm the agreement by and among them to join in the filing on behalf of each of them of a Statement on Schedule 13G and any and all amendments thereto, and that Agreement be included as an Exhibit to such filing.

        This Agreement may be executed in any number of counterparts each of which shall be deemed to be an original and all of which together shall be deemed to constitute one and the same Agreement.

        IN WITNESS WHEREOF, the undersigned have executed this Agreement.

Dated as of February 17, 2009
LaGrange Capital Partners, L.P.
By: LaGrange Capital Management, L.L.C., its General Partner By: /s/ Frank LaGrange Johnson Frank LaGrange Johnson, its sole Member

Dated as of February 17, 2009
LaGrange Capital Management, L.L.C.

By: /s/ Frank LaGrange Johnson Frank LaGrange Johnson, its sole Member

Dated as of February 17, 2009
LaGrange Capital Partners Offshore Fund, Ltd.

By: LaGrange Capital Administration, L.L.C., its Investment Manager By: /s/ Frank LaGrange Johnson Frank LaGrange Johnson, its sole Member

Dated as of February 17, 2009
LaGrange Capital Administration, L.L.C.
By: /s/ Frank LaGrange Johnson Frank LaGrange Johnson, its sole Member

Dated as of February 17, 2009
By: /s/ Frank LaGrange Johnson Frank LaGrange Johnson, its sole Member